AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 19,
2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)

FRANKLIN LIMITED DURATION INCOME TRUST
(Name of Subject Company (Issuer))

FRANKLIN LIMITED DURATION INCOME TRUST
(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, NO PAR VALUE
(Title of Class of Securities)

35472T101
(CUSIP Number of Class of Securities)

CRAIG S. TYLE
ONE FRANKLIN PARKWAY
SAN MATEO CA 94403
650-312-2000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

/  / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________________________________________________
Form or Registration No.: __________________________________________________
Filing Party: ______________________________________________________________
Date Filed: ________________________________________________________________

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     /  / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     /  / going-private transaction subject to Rule 13e-3.

     /  / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /  /

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

     /  / Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

     /  / Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

From	Franklin Advisers, Inc.
Contact	Franklin Templeton Fund Information
Telephone	(800) 342-5236

FOR IMMEDIATE RELEASE

FRANKLIN LIMITED DURATION INCOME TRUST ANNOUNCES SELF-TENDER OFFER FOR UP TO FIFTEEN PERCENT OF ITS SHARES

San Mateo, CA, January 19, 2017 — Franklin Limited Duration Income Trust [NYSE MKT:FTF], a closed-end investment company managed by Franklin Advisers, Inc., announced today that it will conduct an issuer tender offer to purchase for cash up to 15 percent of the Fund's issued and outstanding common shares, each without par value, to commence on Monday, January 30, 2017 and to expire, unless extended, at 11:59 p.m., Eastern time, on Friday, March 3, 2017. The Fund's Board of Trustees initially announced its intention to conduct a tender offer on October 17, 2016. Subject to various terms and conditions described in the offering materials to be distributed to shareholders:  (1) purchases will be made at a price per share equal to 98 percent of the Fund's net asset value per share ("NAV") as of the close of trading on the first business day after the expiration of the offer (expected to be Monday, March 6, 2017, provided that the tender offer is not extended); and (2) if more shares are tendered than the amount the Board has authorized for purchase, the Fund will purchase a number of shares equal to the offer amount on a prorated basis.

The common shares of the Fund have recently traded at a discount to their net asset value per share. During the pendency of the tender offer, the current net asset value per share will be available by telephone at 1-800/DIAL BEN® (1-800-342-5236) or on the Fund's website at www.franklintempleton.com.

The Fund is a diversified closed-end fund. The Fund seeks to provide high, current income, with a secondary objective of capital appreciation to the extent possible and consistent with the Fund's primary objective, through a portfolio consisting primarily of high yield corporate bonds, floating rate corporate loans and mortgage- and other asset-backed securities. There is no assurance that the Fund will achieve its investment objectives.

The Fund has implemented a managed distribution policy whereby the Fund will make monthly distributions to common shareholders at an annual minimum fixed rate of 10 percent, based on the average monthly NAV of the Fund's common shares. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted and, if necessary, a return of capital.

Other Information
To request a copy of the Fund's current Report to Shareholders, contact Franklin Templeton's Fund Information Department at 1-800/DIAL BEN® (1-800-342-5236) or visit franklintempleton.com. All investments involve risks, including possible loss of principal. Interest rate movements and mortgage prepayments will affect the Fund's share price and yield. Bond prices generally move in the opposite direction of interest rates. As the prices of bonds in the Fund adjust to a rise in interest rates, the Fund's share price may decline. Investments in lower-rated bonds include higher risk of default and loss of principal. The Fund is actively managed but there is no guarantee that the manager's investment decisions will produce the desired results. For portfolio management discussions, including information regarding the Fund's investment strategies, please view the most recent Annual or Semi-Annual Report to Shareholders which can be found at franklintempleton.com or sec.gov.

Unlike open-end funds (mutual funds), closed-end funds are not continuously offered. Closed-end funds trade on the secondary market through a national stock exchange at a price which may be above (a premium), but is often below (a discount) the net asset value (NAV) of the fund's portfolio, including during periods in which a fund's managed distribution is in effect. Unlike a mutual fund, the market price for a closed-end fund is based on supply and demand, not the fund's NAV.
Franklin Resources, Inc. [NYSE: BEN] is a global investment management organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management to retail, institutional and sovereign wealth clients in over 170 countries. Through specialized teams, the company has expertise across all asset classes — including equity, fixed income, alternative and custom solutions. The company's more than 650 investment professionals are supported by its integrated, worldwide team of risk management professionals and global trading desk network. With offices in over 30 countries, the California-based company has 70 years of investment experience and approximately $720 billion in assets under management as of December 31, 2016.  For more information, please visit franklintempleton.com.

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